Roth Capital Partners, LLC

888 San Clemente Drive

Newport Beach, CA 92660

November 24, 2017

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Myomo, Inc. (the “Company”)

Registration Statement on Form S-1 (File No. 333-221053)

Ladies and Gentlemen:

In connection with the above-captioned registration statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Roth Capital Partners, LLC, as the sole underwriter, hereby joins in the request of the Company that the effective date of such registration statement be accelerated to 4:00 p.m. (Eastern time) on Monday, November 27, 2017, or as soon thereafter as practicable.

In making this request the undersigned acknowledges that it is aware of its obligations under the Act as they relate to the public offering of securities pursuant to the registration statement.

[Signature Page Follows]

Very truly yours,

Roth Capital Partners, LLC,

As the Sole Underwriter

By:	/s/ Aaron M. Gurewitz
Name:	Aaron M. Gurewitz
Title:	Head of Equity Capital Markets